UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to
Schedule 14D-9
(RULE 14d-101)

SOLICITATION/ RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Invivo Corporation

(Name of Subject Company)

Invivo Corporation

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

461858102

(CUSIP Number of Class of Securities)

James B. Hawkins

Chief Executive Officer
4900 Hopyard Road, Suite 210
Pleasanton, CA 94588
(925) 468-7600
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Daniel J. Winnike, Esq.

Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, CA 94041
(650) 988-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 5. Persons/Assets Retained, Employed, Compensated Or Used
Item 9. Exhibits
SIGNATURE
EXHIBIT INDEX
EXHIBIT (A)(5)(B)
EXHIBIT (A)(5)(C)

AMENDMENT NO. 2 TO SCHEDULE 14D-9

      This Amendment No. 2 amends and supplements the Solicitation /Recommendation Statement on Schedule 14D-9 filed on December 23, 2003 and Amendment No. 1 to the Schedule 14D-9 filed on January 8, 2004 by Invivo Corporation, a Delaware corporation (together, the “Schedule 14D-9”). This Amendment No. 2 updates information in Item 5. Persons/Assets Retained, Employed, Compensated or Used as well as updates the exhibits.

ITEM 5. Persons/Assets Retained, Employed, Compensated Or Used

     Wells Fargo Securities has been retained to act as the Company’s financial advisor in connection with the Offer and the Merger and to render an opinion as to the fairness from a financial point of view to the stockholders of the Company of the consideration to be received in the Offer and the Merger by such holders. Pursuant to the terms of Wells Fargo Securities’ engagement, the Company has agreed to pay Wells Fargo Securities’ engagement, the Company has agreed to pay Wells Fargo Securities for its financial advisory services, including (i) an initial advisory fee of $50,000 per quarter, (ii) an opinion fee of $250,000, regardless of the conclusion contained in such opinion, and (iii) a consummation fee of $1.95 million upon consummation of the transaction. The advisory fee and the opinion fee for will be credited against this consummation fee. In addition, the Company has agreed to reimburse Wells Fargo Securities for its out-of-pocket expenses (including attorneys’ fees) incurred during its engagement and to indemnify Wells Fargo Securities against certain liabilities, including liabilities under federal securities laws, arising out of Wells Fargo Securities’ engagement.

      Wells Fargo Securities, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of business, Wells Fargo Securities or its affiliates may actively trade or hold securities of the Company or Parent for its own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In the past, an affiliate of Wells Fargo Securities has provided the Company with general commercial banking services, including the extension of a line of credit, unrelated to the Offer and the Merger and has received customary fees for the rendering of those services. Furthermore, Wells Fargo Securities and its affiliates may maintain relationships with the Company, Parent and their respective affiliates.

      The Company has agreed to pay Roth Capital Partners, LLC $50,000 for financial advisory services in connection with the Company’s strategic alternatives. The agreement with Roth Capital provides that Roth Capital will provide such financial advisory services as are reasonably requested by Invivo in connection with Invivo’s strategic options. The agreement has a term of six months and may be terminated earlier by either party. Roth Capital has not been asked to provide, and has not provided, reports, opinions or valuations to Invivo.

      Except as described above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations in connection with the Offer or the Merger.

Item 9.	Exhibits

Exhibit No.	Description

(a)(1)(A)	Sections 10, 11 and 14 of the Offer to Purchase, dated December 23, 2003 (incorporated by reference to Exhibit (a)(1) to the Schedule TO of Purchaser filed on December 23, 2003).(1)
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule TO of Purchaser filed on December 23, 2003).(1)
(a)(2)(A)	Letter to Stockholders of the Company, dated December 23, 2003.*(1)
(a)(5)(A)	Joint Press Release Issued by Invivo Corporation and Intermagnetics General Corporation on December 18, 2003 (incorporated by reference to Exhibit 99.1 to the Form 8-K of Invivo Corporation filed on December 18, 2003).(1)
(a)(5)(B)	Press Release Issued by Invivo Corporation on November 4, 2003
(a)(5)(C)	Joint Press Release Issued by Invivo Corporation and Intermagnetics General Corporation on November 24, 2003
(a)(C)	Opinion of Wells Fargo Securities, LLC, dated December 17, 2003 (included as Annex A hereto).*(1)
(e)(1)	Agreement and Plan of Merger, dated as of December 17, 2003, by and among Intermagnetics General Corporation, Invivo Acquisition Corporation f/k/a Magic Subsidiary Corporation and Invivo Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K of Invivo Corporation filed on December 18, 2003).(1)
(e)(2)	Confidentiality Letter Agreement, dated November 21, 2003, between the Company and Parent (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Purchaser filed on December 23, 2003).(1)
(e)(3)	The Information Statement of the Company, dated December 23, 2003 (incorporated by reference to Schedule 14F-1 filed on January 8, 2004).(1)
(g)	None.

*	Included in the distributions to Company stockholders.

(1)	Previously filed.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVIVO CORPORATION

By:	/s/ JAMES B. HAWKINS

Name: James B. Hawkins
Title: Chief Executive Officer

Dated: January 14, 2004

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Sections 10, 11 and 14 of the Offer to Purchase, dated December 23, 2003 (incorporated by reference to Exhibit (a)(1) to the Schedule TO of Purchaser filed on December 23, 2003).(1)
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule TO of Purchaser filed on December 23, 2003).(1)
(a)(2)(A)	Letter to Stockholders of the Company, dated December 23, 2003.*(1)
(a)(5)(A)	Joint Press Release Issued by Invivo Corporation and Intermagnetics General Corporation on December 18, 2003 (incorporated by reference to Exhibit 99.1 to the Form 8-K of Invivo Corporation filed on December 18, 2003).(1)
(a)(5)(B)	Press Release Issued by Invivo Corporation on November 4, 2003.
(a)(5)(C)	Joint Press Release Issued by Invivo Corporation and Intermagnetics General Corporation on November 24, 2003
(a)(C)	Opinion of Wells Fargo Securities, LLC, dated December 17, 2003 (included as Annex A hereto).*(1)
(e)(1)	Agreement and Plan of Merger, dated as of December 17, 2003, by and among Intermagnetics General Corporation, Invivo Acquisition Corporation f/k/a Magic Subsidiary Corporation and Invivo Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K of Invivo Corporation filed on December 18, 2003).(1)
(e)(2)	Confidentiality Letter Agreement, dated November 21, 2003, between the Company and Parent (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Purchaser filed on December 23, 2003).(1)
(e)(3)	The Information Statement of the Company, dated December 23, 2003 (incorporated by reference to Schedule 14F-1 filed on January 8, 2004).(1)
(g)	None.

*	Included in the distributions to Company stockholders.

(1)	Previously filed.